September 22, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Michael F. Johnson, Staff Attorney

Re:	Isilon Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2009, filed February 5, 2010
File No. 001-33196

Dear Messrs. Crispino and Johnson:

Isilon Systems, Inc. (the “Company”) submits this letter in response to the comment contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated August 31, 2010 (the “Comment Letter”) relating to the above referenced filing.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010

Performance-Based Incentive Compensation, page 32

1. We note your response to prior comment 6 regarding the competitive harm that you believe would result from disclosure of your specific annual revenue and annual non-GAAP operating income goals for fiscal 2009; however, we are unable to concur with your position that your disclosure of the goals reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific information about your future operations and strategy from the disclosure of your goals to cause you competitive harm. If you are unable to provide satisfactory support for the conclusion that disclosure of goals for a completed financial period reasonably threatens competitive financial harm, please disclose your goals for fiscal 2009.

September 22, 2010

Company Response:

We respectfully advise the Staff, in more detail, that disclosure of our specific historical annual revenue and annual non-GAAP operating income goals is not required because it would result in competitive harm to the Company and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. 1

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when the registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public.

For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. See Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Trade Secrets and Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.”

For 2009, the performance-based incentive compensation for executive officers, as described on page 32 of the Definitive Proxy Statement, was comprised of an annual cash bonus of which 50% was tied to achievement by the company of specified annual revenue goals and 50% was tied to the achievement by the company of annual non-GAAP operating income goals. These goals specifically

[1]

Although not dispositive in this matter, please note that similar information was the subject of an Order Granting Confidential Treatment to Isilon Systems, Inc. dated March 12, 2009. See File No. 1-33196 – CF#20763.

September 22, 2010

relate to our commercial operations and our financial condition, and also constitute trade secret information that is competitively sensitive and not shared broadly internally and not shared to any extent externally. As such, the goals constitute “commercial or financial information” and also “trade secret” information under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327.

Accordingly, the second prong under Exemption 4 has been satisfied as we are a corporation, and thus the information is being obtained from a person.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (1) it is not customarily released to the public by the person from whom it was obtained, and (2) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

The goals underlying our annual performance-based incentive compensation (in this case for 2009), are not based on information that we release to the public and the public disclosure of those goals would cause substantial harm to our competitive position.

As noted in the Definitive Proxy Statement, the performance goals are based on the company’s achievement of certain levels of annual revenue and non-GAAP operating income. These internal goals are derived from the same process by which we develop our internal annual operating plan for the current fiscal year and projections for future fiscal years. The operating plan, and consequently the performance goals, represents our confidential internal goals for our business, financial and operational strategies. If we were required to disclose such performance goals, we would essentially be informing our competitors of our specific goals/expectations for our business, financial and operational strategies. Such disclosure would provide significant visibility into, and allow our competitors to reach significant conclusions about, our plans and priorities, including our plans for growth, investment in research and development, potential geographic expansion and allocation of resources, such as investment in new sales personnel. None of this internal information, including the performance goals, internal operating plan and internal strategic objectives, is released or disclosed to the public. As the data storage sector continues to grow, established incumbents are keenly focused on maintaining “customer/account control” and impeding any efforts by new companies with new technologies from establishing any initial foothold with such customers. If a large incumbent storage provider was aware through such disclosures of our specific stretch goals related to top line and bottom line metrics, it could utilize specific tactics to deter or block our efforts, such as targeted discounting to block access to key enterprise clients, or targeted hiring efforts of key personnel to further impede our growth while accelerating their own objectives.

September 22, 2010

Competition is fierce in the data storage sector. We believe our competitors could and would use any internal, strategic information that we were forced to disclose publicly to their advantage, which would clearly be harmful to our business and our future operations. For example, to the extent that we shift our business, financial or operational strategies from one area of focus to another (e.g., by setting internal goals that might lessen near term/annual profitability through further investment in geographic expansion and/or new product research and development) such strategic directives would be laid bare in the forced disclosure of specific performance goals for our executives. The disclosure of such shift through the disclosure of performance goals (potentially upon setting such objectives at the commencement of the fiscal year and for the completed year in the Definitive Proxy Statement) would give competitors access to our internal, strategic plans, thereby placing us at a strategic disadvantage compared to our much larger incumbent competitors, such as NetApp, EMC, Hewlett-Packard, IBM and Oracle. Also, our competitors could attempt to use the disclosure of our performance goals to counteract specific entry points with key enterprise customers or other third parties such as our contract manufacturers. If, for example, we establish specific cost-down programs to increase profitability annually and are forced to disclose such internal, confidential information, our much larger competitors could develop and implement strategies with key component providers, box manufacturers or channel distributors aimed specifically at impeding our ability to realize such internal goals. This is particularly true for larger competitors or competitors who are not subject to similar reporting requirements. As noted above, as a relatively young company in the data storage industry, we compete against companies that have substantially greater resources. Because of their larger sizes, these competitors may not be required to disclose performance targets similar to ours for their product lines that are competitive to ours, and as such would not be disclosing the same level of detail about their quantitative business, financial and operational strategies for the comparable business. Similarly, we have several competitors that are not publicly traded and that, therefore, have no comparable reporting requirements. Disclosure of our performance goals without a corresponding opportunity to access similar information from our competitors would place us at a strategic disadvantage.

It should be noted that, as stated in the first risk factor listed in our Form 10-K, one of the most significant risks that we face is competition. The intense competition in our industry is evident in the spate of recent hostile takeovers and battles for control of several of our formerly-independent competitors, including Data Domain, Inc. (acquired by EMC) and 3Par Inc. (acquired by Hewlett-Packard).

Furthermore, disclosure of historical performance goals could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar risks. We are currently developing our internal plans and projections with a three- to five-year time horizon and we may have multi-year strategies that would be harmed by disclosure of historical performance goals.

In addition to competitive concerns, disclosure of financial objectives for compensation purposes may lead to inaccurate extrapolations, which could be both inconsistent with existing financial guidance and ultimately misleading to investors. We have only recently started to provide very limited guidance

September 22, 2010

with respect to our business outlook, which informs investors of our expected performance. The financial targets in an officer’s performance goals for a number of internal, strategic reasons may be more aggressive for the year and may not appear consistent with targets that we provide externally to investors. The disclosure of such internal targets would likely cause confusion to investors. We note, for example, that the performance goals set for the 2008 executive bonus plan were not achieved and no payouts were made. We are therefore concerned that disclosure of these performance-based goals may provide stockholders and potential investors with misleading information regarding our expectations of financial performance, and would be harmful to the company and our investors.

Moreover, by maintaining confidentiality, our Compensation Committee can set corporate performance goals at levels that allow it to challenge management without being concerned that the investing public will be misled due to investors viewing the targets as financial guidance, which could lead to research analysts’ and investors’ price targets and valuation models mistakenly being inflated. If forced to disclose these quantitative targets, the Compensation Committee may feel pressure to set goals at more easily achievable levels in order to reduce or eliminate the risk of harm to the Company, which would in turn remove a portion of management’s incentive and make it significantly more difficult for the Company to reach its desired, but currently unstated, goals.

Accordingly, for all of the reasons outlined above, we strongly believe that disclosure of our performance goals would result in competitive harm and may therefore be omitted under Instruction 4 to Item 402(b).

* * * * *

We appreciate the Staff’s comment and request that the Staff contact Drew Markham of Wilson Sonsini Goodrich & Rosati at (206) 883-2500 or the undersigned at (206) 315-7500 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

Isilon Systems, Inc.

/s/ Keenan M. Conder
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

cc:	William D. Richter, Isilon Systems, Inc.
Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.